FORM 4 ☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF
CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940	OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response .... 0.5

1.	Name and Address of Reporting Person*			2.	Issuer Name and Ticker or Trading Symbol			6.	Relationship of Reporting Person(s) to Issuer (Check all applicable)
	McKelvey	Andrew	J.		TMP Worldwide Inc. ("TMPW")				X Director	X 10% Owner

	(Last)	(First)	(Middle)	3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4.	Statement for Month/Year		X Officer (give title below)	Other (specify below)
	c/o TMP Worldwide Inc. 622 Third Avenue						June 2002		Chairman of the Board and CEO

(Street)						5.	If Amendment, Date of Original (Month/Year)	7.	Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than
	New York	NY	10017						One Reporting Person

	(City)	(State)	(Zip)
				Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned at End of Month	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)
			(Month/ Day/ Year)									(Instr. 3 and 4)
					Code	V		Amount	(A) or (D)	Price

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(Over)
SEC 1472 (02-02)

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

FORM 4 (Continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6.	Date Exercisable and Expiration Date (Month/Day/Year)

							Code	V		(A)	(D)		Date Exercisable	Expiration Date

Post paid forward (obligation to sell)			$26.1800		6/3/02		J/K(1)			1			6/3/02	6/3/05

Post paid forward (obligation to sell)			$25.7540		6/4/02		J/K(1)			1			6/4/02	6/4/05

Post paid forward (obligation to sell)			$25.6955		6/5/02		J/K(1)			1			6/5/02	6/5/05

Post paid forward (obligation to sell)			$25.5469		6/6/02		J/K(1)			1			6/6/02	6/6/05

Post paid forward (obligation to sell)			$25.3139		6/7/02		J/K(1)			1			6/7/02	6/7/05

Post paid forward (obligation to sell)			$25.3007		6/10/02		J/K(1)			1			6/10/02	6/10/05

Post paid forward (obligation to sell)			$25.2487		6/11/02		J/K(1)			1			6/11/02	6/11/05

Post paid forward (obligation to sell)			$24.5201		6/12/02		J/K(1)			1			6/12/02	6/12/05

Post paid forward (obligation to sell)			$24.2269		6/13/02		J/K(1)			1			6/13/02	6/13/05

Post paid forward (obligation to sell)			$23.5237		6/14/02		J/K(1)			1			6/14/02	6/14/05

7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Title	Amount or Number of Shares

	Common Stock	31,953		(1)		1		D

	Common Stock	236,848		(1)		1		D

	Common Stock	217,418		(1)		1		D

	Common Stock	234,109		(1)		1		D

	Common Stock	233,533		(1)		1		D

	Common Stock	333,749		(1)		1		D

	Common Stock	226,927		(1)		1		D

	Common Stock	369,982		(1)		1		D

	Common Stock	262,790		(1)		1		D

	Common Stock	352,691		(1)		1		D

Explanation of Responses:

(1)
Between June 3, 2002 and June 14, 2002, the reporting person entered into a series of post paid forward agreements with a securities broker under which, upon expiration of the three-year term of the applicable agreement, the reporting person is to deliver an amount of securities or cash depending upon the price of the underlying common stock at maturity. Generally, each entry above has a floor of 75% and a ceiling of 200% of the price set forth in Column 2 above. Unless and until settled in stock, the reporting person retains voting control of such shares.

/s/ Andrew J. McKelvey	6/18/02
**Signature of Reporting Person	Date
Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than on reporting person, see Instruction 4(b)(v)
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

SEC 1472 (02-02)